N E W S R E L E A S E

February 10, 2004	TSX Venture Exchange: CPQ

CANPLATS REPORTS SIGNIFICANT GOLD INTERCEPTS
FROM INITIAL DRILLING AT RODEO IN MEXICO

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to report the first results from drilling at its wholly-owned Rodeo gold property located approximately 150 kilometers north of Durango, Mexico. Results from these holes drilled in a zone known as the West Vein Swarm, confirm the presence of gold mineralization over significant intervals near surface.

Reverse circulation drilling to date has tested approximately 100 meters of strike length of the West Vein Swarm, which has been mapped over a strike length of two kilometers. The best results to date are in hole BR-3 which intersected 2.98 grams of gold per tonne over 33 meters (0.09 ounces of gold per ton over 108 feet), including 6.24 grams of gold per tonne over 11 meters (0.18 ounces of gold per ton over 36 feet). BR-3 is flanked by holes located approximately 50 meters on either side that each contained similar intersections.

Hole No.	Map Coordinates	From (in meters)	To (in meters)	Interval (in meters)	Gold (in g/t)	Interval (in feet)	Gold (in oz./ton)
BR-1	629E, 607N	12	46	34	1.53	111.5	0.04
BR-2 (1)	629E, 607N	1	38	36(2)	2.52	118.1	0.07
	incl.	9	19	10	5.28	32.8	0.15
BR-3	646E, 574N	3	36	33	2.98	108.3	0.09
	incl.	13	24	11	6.24	36.1	0.18
BR-4 (2) (3)	627E, 558N	1	14	12(2)	0.97	39.4	0.03
		17	27	10	0.71	32.8	0.02
BR-5 (4)	685E, 546N	6	62	51(4)	1.71	167.3	0.05
	incl.	16	24	8	5.99	26.2	0.17

(1)         BR-2 duplicated the location of BR-1 due to poor recoveries in BR-1.

(2)         One one-meter interval not included due to low recoveries.

(3)         BR-4 is interpreted to have intersected only the footwall of the mineralized zone.

(4)         Five one-meter intervals deeper in the hole not included due to low recoveries.

Early stage results are promising and drilling of at least four more holes, including two deeper holes, is now under way. The West Vein Swarm is open along strike and at depth.

Previous work identified four other targets on the Rodeo property that require further work prior to follow-up drilling. The combined strike length of the five targets exceeds 2,000 meters, and shear zones and the epithermal system can be traced for 4,000 meters on the property. With 20 – 50 meter widths of well-developed quartz veins and breccias, the Rodeo property represents significant exploration potential.

While drilling is under way at Rodeo, mapping and geophysics are under way at the Santa Lucia gold property in preparation for drilling anticipated early in the second quarter of 2004. Mapping and surface sampling are under way at the Yerbabuena gold property, to be followed by road construction and trenching in February that will better define drill targets to be tested later this year. All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101.

For further information, contact:

Corporate Information	Investor Inquiries
Canplats Resources Corporation	G2 Consultants Corporation
R.E. Gordon Davis	NA Toll-Free: (866) 742-9990
Chairman, President and C.E.O	Tel: (604) 742-9990
Direct: (604) 484-8220	Fax: (604) 742-9991
canplats@g2consultants.com
Paul LaFontaine
Manager, Investor Relations
Direct: (604) 484-8212
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

To receive Canplat’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com ~or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.